Exhibit 4.1

AMENDMENT AGREEMENT

This Amendment Agreement (the “Agreement”), dated as of March 29, 2016, is by and between Infinity Capital West, LLC, a Colorado limited liability company, (“Infinity”), GC Finance Arizona LLC, Infinity’s wholly-owned subsidiary and a Delaware limited liability company (“FA”), and General Cannabis Corp., a Colorado corporation (the “Optionee”)(collectively all are referred to as the “Parties”). This Agreement amends that certain option agreement (the “Option Agreement”), dated as of November 4, 2015 by and between the Parties. In the event that any provision of this Agreement conflicts with the Option Agreement, the provisions of this Agreement shall prevail.

R E C I T A L S

WHEREAS, Michael Feinsod (“Feinsod”) gave the Optionee notice of a potential opportunity to make an investment of approximately $600,000 in a joint venture with Dixie Brands, Inc. (“Dixie”) and Bloom Master Fund I, LLC to produce market and distribute Dixie elixirs in the state of Arizona through an LLC being titled “DB Products Arizona, LLC (“DB”) (the “Opportunity”) and Optionee advised Feinsod that it did not have the financial resources to pursue the Opportunity;

WHEREAS, Feinsod decided to pursue the Opportunity individually through his entity Infinity Capital West, LLC and its wholly owned subsidiary FA and accordingly agreed to make a loan(s) to DB aggregating $600,000, which amount has now been increased to $750,000;

WHEREAS, FA agreed to lend Dixie up to $750,000 for which FA will receive a 14.0% secured promissory note (the “Note”) in the amount actually loaned and a 50% ownership interest in DB (the “Equity Interest”);

WHEREAS, FA granted Dixie an option (the “Dixie Option”) to purchase a portion of the Equity Interest in DB;

WHEREAS, FA offered the Optionee the right to purchase the Note and the Equity Interest, subject to the Dixie Option, pursuant to this Option Agreement on the same terms as paid by FA, plus the sum of $1.00; and

WHEREAS, the Optionee has not been in a financial position to exercise the Dixie Opition and desires to extend and amend the Option Agreement in consideration for the issuance, to Infinity Capital West, LLC by the Optionee, a warrant to purchase One Hundred Thousand (100,000) shares of common stock of General Cannabis Corp. (the “Warrant”).

A G R E E M E N T

1.

Amendment. At the Effective Time (as defined below), effective as of the date first written above, the Option Agreement shall be amended as follows:

1.1

Section 1 of the Option Agreement shall be amended and restated as the following:

“Option.  FA hereby gives the Optionee the right to purchase the Note and the Equity Interest from it in consideration for the Optionee’s repayment of all amounts paid or incurred by FA in connection with the Joint Venture plus $1.00 (the “Option Consideration”).  The Option shall have a term of six (6) months from March 24, 2016, but shall terminate earlier if Michael Feinsod is no longer the Optionee’s Chairman of the Board.  For purposes of this Agreement, “Costs” shall mean all expenses incurred by Infinity in connection with the Joint Venture, including legal fees actually paid, corporate filing fees actually paid and business travel expenses incurred by Infinity’s representatives in connection with travel to and from DB’s facilities.  With respect to the Note, the Optionee will pay to Infinity the amount of principal and accrued and unpaid interest outstanding on the Note on the date of Optionee’s exercise of the Option and Infinity shall assign the Equity Interest and the Note to the Optionee.”

2.

Consideration. In consideration for the extension of the Option term, as amended above, the Optionee hereby grants to infinity a warrant to purchase one hundred thousand (100,000) shares of the Optionee’s common stock at an exercise price of $0.67 per share (the “Warrant”), which is attached hereto as Exhibit A. The Warrant shall have a term of five (5) years and be subject to any standard anti-inflation protection for stock splits and reorganizations.

3.

Representations And Warranties. The Parties hereby make the representations and warranties to the one another as set forth in Section 2 of the Option Agreement (as amended hereby) as if such representations and warranties were made as of the date hereof and set forth in their entirety in this Amendment, mutatis mutandis.

4.

Successors and Assigns.  The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the Parties.  Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

5.

Governing Law.  This Agreement shall be governed by the internal law (and not the law of conflicts of laws) of the State of Colorado.

6.

Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Counterparts may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

7.

Titles and Subtitles.  The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

8.

Amendments and Waivers. Except as set forth in herein, any term of this Agreement may be amended, terminated or waived only with the written consent of the Parties.

9.

Severability.  The invalidity or unenforceability of any provision hereof shall in no way affect the validity or enforceability of any other provision.

10.

Delays or Omissions.  No delay or omission to exercise any right, power or remedy accruing to any party under this Agreement, upon any breach or default of any other party under this Agreement, shall impair any such right, power or remedy of such non-breaching or non-defaulting party nor shall it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring; nor shall any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring.  Any waiver, permit, consent or approval of any kind or character on the part of any party of any breach or default under this Agreement, or any waiver on the part of any party of any provisions or conditions of this Agreement, must be in writing and shall be effective only to the extent specifically set forth in such writing.  All remedies, either under this Agreement or by law or otherwise afforded to any party, shall be cumulative and not alternative.

11.

Disputes.  Any controversy or claim arising out of or relating to this Agreement, or the breach thereof, shall be settled by arbitration administered by the American Arbitration Association under its Commercial Arbitration Rules. The number of arbitrators shall be One (the “Arbitrator”). The place of arbitration shall be in New York, New York. Judgment on the award rendered by the Arbitrator may be entered in any court having jurisdiction thereof.

[SIGNATURE PAGES FOLLOW]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

INFINITY CAPITAL WEST, LLC

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

GC Finance Arizona LLC

By:	/s/ Michael Feinsod
Name: Michael Feinsod
Title: Managing Member

GENERAL CANNABIS CORP.

By:	/s/ Robert Frichtel
Name: Robert Frichtel
Title: Chief Executive Officer

EXHIBIT A

FORM OF WARRANT